Exhibit 99.4

Report of Independent Accountants

To The College Loan Corporation Trust I
c/o College Loan Corporation, Inc.

We have examined the assertion made by management on College Loan Corporation’s compliance with Article V, paragraph 1 of Section 5.05 and Article XI, Section 11.01 of the Amended and Restated Indenture of Trust, dated as of October 1, 2003, between the College Loan Corporation Trust I, as Issuer, and Deutsche Bank Trust Company Americas as Indenture Trustee, for the year ended December 31, 2003 included in the accompanying management assertion. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with the requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the aforementioned requirements as of and for the year ended December 31, 2003 is fairly stated, in all material respects.

[PricewaterhouseCoopers LLP (signed)]
March
25, 2004